                                                     ------------------
                                                         OMB APPROVAL
                                                     ------------------
                                                     OMB Number:   3235-0145
                                                     Expires: October 31,v 1994
                                                     Estimated average burden
                                                     hours per form.......14.90




                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Orion Network Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    68628K104
                                 (CUSIP Number)

         Eric J. Zahler, Vice President, Secretary and General Counsel,
                       Loral Space & Communications Ltd.,
                   600 Third Avenue, New York, New York 10016
                                 (212) 697-1105
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 October 7, 1997
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be
sent.         [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                  -----------------------
CUSIP No. 68628K104                                     Page 2 of 8 Pages
---------------------                                  -----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Loral Space & Communications Ltd.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            00
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                 [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
---------- ---------- --------- ------------------------------------------------
                           7      SOLE VOTING POWER
    NUMBER OF SHARES
      BENEFICIALLY                588,235
      OWNED BY EACH
       REPORTING      --------- ------------------------------------------------
      PERSON WITH
                          8      SHARED VOTING POWER

                                 10,488,038
                      --------- ------------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                588,235
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,488,038
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            11,076,273
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                       [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            44.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

 ---------------------                                  -----------------------
CUSIP No. 68628K104                                     Page 3 of 8 Pages
---------------------                                   -----------------------

 ----------- -------------------------------------------------------------------
     1       NAME OF REPORT PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Loral Satellite Corporation

 ----------- -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                    (b) [X]


 ----------- -------------------------------------------------------------------
     3       SEC USE ONLY


 ----------- -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             00
 ----------- -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                 [ ]

 ----------- -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
 --------------------- -------- ------------------------------------------------
                          7     SOLE VOTING POWER
    NUMBER OF SHARES
     BENEFICIALLY               588,235
    OWNED BY EACH
     REPORTING         -------- ------------------------------------------------
    PERSON WITH           8     SHARED VOTING POWER

                                10,488,038
                       -------- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                588,235
                       -------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,488,038
 ----------- -------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

             11,076,273
 ----------- -------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                      [ ]

 ----------- -------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             44.7%
 ----------- -------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             CO
 ----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Explanatory Note:
----------------

          As a result of executing a Principal Stockholder Agreement dated as of October 7, 1997 (the "Agreement") with the stockholders listed on Exhibit A to the Agreement (the "Orion Stockholders"), Loral Space & Communications Ltd. ("Parent" or "Loral") and Loral Satellite Corporation, a wholly owned subsidiary of Parent ("Sub") may be deemed, for the purposes of
Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), to have formed a "group" with the Orion Stockholders.

          The information regarding the Orion Stockholders contained in this Statement on Schedule 13D is provided to the best knowledge of Parent and Sub and, unless otherwise indicated, is based on information provided to Parent and Sub by the Orion Stockholders.

Item 1.  Security and Issuer
-------  -------------------

          This statement on Schedule 13D (this "Statement") relates to shares of Common Stock, $.01 par value per share (the "Common Stock"), of Orion Network Systems, Inc., a Delaware corporation (the "Issuer"), and is being filed by Loral. The principal executive offices of the Issuer are located at 2440 Research Boulevard, Suite 400, Rockville, MD 20850.

Item 2.  Identity and Background
-------  ------------------------

          (a) - (c) and (f). This Statement is filed by and on behalf of Loral, a Bermuda company and Sub, a Delaware corporation. Loral is engaged in the space and telecommunications business and has its principal office at 600 Third Avenue, New York, New York 10016. Sub is organized under the laws of the State of Delaware, and its principal business address is 600 Third Avenue, New York, New York 10016. Sub was organized for the purpose of consummating the transactions contemplated under the Merger Agreement (as defined below).

         The name, citizenship, business address, position and present principal occupation of each of the executive officers and directors of Loral are set forth in Schedule I of this Statement and the position and principal occupation of the directors and executive officers of Sub (together with the executive officers of Loral, the "Executive Officers and Directors") are set forth in
Schedule II of this Statement.

         None of the other persons named in Schedule I and Schedule II, to the best knowledge of Loral and Sub, beneficially owns for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficially Owns") shares of Common Stock.

         (d) and (e). During the last five years, neither Loral or Sub, nor, to the best knowledge of Loral and Sub, any of the persons named in Schedule I and
Schedule II to this Statement, has or have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or





                                   - 4 of 8-
mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations
-------  --------------------------------------------------

         Pursuant to the Agreement, a copy of which is attached as Exhibit 1 hereto, Parent and Sub have an option (the "Option"), exercisable only in certain circumstances which have not yet occurred, to acquire from the Orion Stockholders (i) 7,596,815 shares of Common Stock (after giving effect to the conversion of the Issuer's Convertible Junior Subordinated Debentures due February 1, 2012 (the "Debentures") into shares of Common Stock, as required by the Agreement), (ii) 707,880 shares of the Issuer's Series A 8% Cumulative Redeemable Convertible Preferred Stock ("Series A Stock"), (iii) 196,433 shares of the Issuer's Series B 8% Cumulative Redeemable Convertible Preferred Stock ("Series B Stock"), and (iv) 3,007,770 shares of the Issuer's Series C 6% Cumulative Redeemable Convertible Preferred Stock (the "Series C Stock, and together with the Series A Stock and Series B Stock, the "Preferred Stock"). The Preferred Stock is convertible into 3,911,494 shares of Common Stock. In addition, each Orion Stockholder has agreed to vote its Common Stock and Preferred Stock (the "Shares") in favor of the transactions contemplated by the Merger and against certain actions that may be adverse to the consummation of the Merger, and has agreed to appoint Parent and Sub as its attorney and proxy (the "Proxy") for such purpose. The Shares represent approximately 32.6% of the voting stock of the Issuer outstanding as of September 30, 1997.

         Upon exercise of the Option, each Orion Stockholder shall receive the number of fully paid and nonassessable shares (as adjusted in accordance with the Merger Agreement) of Common Stock of Parent, $.01 par value per share ("Parent Shares"), equal to the number of Shares to be purchased by Parent multiplied by the Exchange Ratio (as defined in the Merger Agreement), together with the associated rights (the "Rights") under Parent's Rights Agreement ("Parent Rights Plan") dated as of March 27, 1996, between Parent and the Bank of New York, as Rights Agent. Execution and delivery of the Agreement by the Orion Stockholders was a condition to the execution of the Agreement and Plan of Merger, dated as of October 7, 1997, by and among Parent, Sub and the Issuer (the "Merger Agreement"), a copy of which is attached as Exhibit 2 hereto.

         In addition, Space Systems/Loral, Inc. ("SS/L"), a wholly-owned subsidiary of Loral, Beneficially Owns, and has sole voting and dispositive power over 588,235 shares of Common Stock, as reported on the Schedule 13G filed by SS/L on January 20, 1997 (the "Schedule 13G").

         As a result of the Option and the Common Stock held by SS/L, Parent and Sub Beneficially Own an aggregate of 11,076,273 shares of Common Stock, or 44.7% of the Common Stock outstanding (after giving effect to the exercise of the Option (including the conversion of the Debentures into shares of Common Stock, as required by the Agreement) and conversion of the Preferred Stock obtained thereby and including the shares of Common Stock held by SS/L), or 35.3% (as a result of the Proxy and the Common Stock held by SS/L, excluding the shares of Common Stock underlying the Debentures).




                                   - 5 of 8-

Item 4.  Purpose of Transaction.
-------  -----------------------

         On October 7, 1997, Parent, Sub and the Orion Stockholders entered into the Agreement. Pursuant to the terms of the Agreement, each Orion Stockholder granted Parent and Sub an Option to purchase all of the Shares held by such Orion Stockholder on the date of exercise of the Option ( including shares of Common Stock underlying the Debentures, which are required to be converted into Common Stock prior to the exercise of the Option) for the number of fully paid and nonassessable Parent Shares equal to the number of Shares to be purchased by Parent multiplied by the Exchange Ratio (as defined in the Merger Agreement), together with the Rights. Pursuant to the Agreement, Parent and Sub have the right to acquire all of the Shares Beneficially Owned by the Orion Stockholders (with certain exceptions indicated in the footnotes to Exhibit A to the Agreement) in exchange for Parent Shares and the Rights. In addition, each Orion Stockholder has agreed to vote in favor of the transactions contemplated by the Merger, and against certain actions that may be adverse to the consummation of the Merger, and has agreed to appoint Parent and Sub as its Proxy for such purpose. The Shares represent approximately 32.6% of the voting stock of the Issuer outstanding as of September 30, 1997.

         The purpose of the transactions under the Agreement is to enable Parent and Sub to consummate the transactions contemplated under the Merger Agreement. Pursuant to the terms of the Merger Agreement, Sub will merge (the "Merger") with and into the Issuer, and the Issuer will be the surviving corporation. The Directors of Merger Sub immediately prior to the consummation of the Merger shall be the initial Directors of the surviving corporation.

         Upon consummation of the Merger, the Shares would cease to be authorized to be quoted on the Nasdaq National Market and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         Except as otherwise set forth in this Item 4, neither Parent nor Sub has any present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing the Shares to cease to be authorized to be quoted or the National Market System of the National Association of Securities Dealers Automated Quotation System; (ix) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to any of those actions set forth in this Paragraph.






                                   - 6 of 8-

Item 5.  Interest in Securities of Issuer.
-------  ---------------------------------


         (a) and (b). Parent and Sub have an Option, exercisable only in certain circumstances which have not yet occurred, to acquire from the Orion Stockholders 3,571,429 shares of Common Stock (after giving effect to the conversion of the Debentures into shares of Common Stock, as required by the Agreement) and shares of Preferred Stock convertible into 3,911,494 shares of Common Stock. Based upon the representations of the Issuer contained in the Merger Agreement, there were 11,675,436 shares of Common Stock issued and 11,406,162 shares outstanding as of September 30, 1997. If Parent or Sub were to exercise the Option and convert the Preferred Stock obtained thereby into shares of Common Stock, Parent or Sub, as the case may be, would Beneficially Own 11,076,273 shares of Common Stock, equal to 43.4% of the outstanding Common Stock (after giving effect to such exercise and conversion and including shares of Common Stock held by SS/L). When and if Parent acquires the Shares subject to the Option, Parent or Sub, as the case may be, would have sole voting and investment power with respect thereto.

         Pursuant to the Agreement, each Orion Stockholder has agreed to vote its Shares at any meeting of the Issuer's stockholders or any adjournment or postponement thereof or pursuant to any consent in lieu of a meeting or otherwise, among other things, in favor of the Merger Agreement and against any proposal for any recapitalization, merger (other than the Merger), sale of assets or other business combination between the Issuer and any person or entity (other than Parent or Sub), any amendment to the Company's or its Subsidiaries' charters or By-laws or any other action which is intended to, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement. In addition, each of the Orion Stockholders have agreed to appoint Parent and Sub as its Proxy. The Shares represent approximately 32.6% of the voting stock of the Company outstanding as of September 30, 1997. Accordingly, Loral and Sub Beneficially Own (without regard to the Option and excluding the shares of Common Stock underlying the Debentures), as a result of the Proxy and the Common Stock by SS/L (as described below), 35.3% of the voting stock of the Issuer outstanding as of September 30, 1997.

         SS/L, a wholly-owned subsidiary of Loral, Beneficially Owns, and has sole voting and dispositive power over 588,235 shares of Common Stock, as reported on the Schedule 13G.

         Other than the Option, Proxy and the Common Stock held by SS/L, all as described above, neither Parent, Sub nor any of their respective subsidiaries Beneficially Owns any Shares. To the best knowledge of Parent and Sub, none of Parent's or Sub's Executive Officers and Directors Beneficially Own any Shares. Parent and Sub disclaim Beneficial Ownership of the Shares and, notwithstanding anything to the contrary contained in this Schedule 13D, and in accordance with Rule 13d-4 promulgated under the Act, the filing of this Schedule 13D shall not be construed as an admission that Parent or Sub is the Beneficial Owner of the Shares.

         (c) There have been no transactions in the Common Stock or, to the best knowledge of Parent and Sub, by any of Parent's or Sub's Executive Officers and Directors, during the past 60 days.





                                   - 7 of 8-

         (d) To the knowledge of Parent and Sub, the right to receive dividends with respect to the Common Stock to which this Schedule 13D relates, and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock held by each of the Orion Stockholders are held by such Orion Stockholder as reflected on Exhibit A to the Agreement.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------   -------------------------------------------------------------


         Other than the Merger Agreement described in response to Item 4 and the Agreement described in response to Item 3 and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between Parent or Sub and any other person, or, to the best knowledge of Parent and Sub, among any of Parent's or Sub's Executive Officers and Directors or between any of Parent's or Sub's Executive Officers and Directors and any other person, with respect to the Common Stock.

Item 7.  Material to Be Filed as Exhibits.
-------  ---------------------------------

Exhibit 1    Principal Stockholder Agreement dated as of October 7, 1997

Exhibit 2    Agreement and Plan of Merger dated as of October 7, 1997

Exhibit 3    Joint Filing Agreement dated as of October 17, 1997





                                   - 8 of 8-

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 1997


                                            LORAL SPACE & COMMUNICATIONS LTD.

                                            By:/s/ Eric J. Zahler
                                               ---------------------------------
                                               Name:  Eric J. Zahler
                                               Title: Vice President, Secretary
                                                        and General Counsel

                                            LORAL SATELLITE CORPORATION

                                            By:/s/ Eric J. Zahler
                                               ---------------------------------
                                               Name:  Eric J. Zahler
                                               Title: Vice President, Secretary
                                                        and General Counsel





                                   - 9 of 8-

                                                                 SCHEDULE I


         Set forth below is the name, position, present principal occupation and amount of beneficial interest in the Common Stock, if any, of the directors and executive officers of Loral Space & Communications Ltd. Except as set forth below, the business address of each of these persons is c/o Loral Space & Communications Ltd., 600 Third Avenue, New York, New York 10016. Each such person is a citizen of the United States.

                Directors and Executive Officers of Loral Space &
                -------------------------------------------------
                               Communications Ltd.
                               -----------------


Name and Position in                          Number of Shares
 addition to Present   Present Principal      Owned and Aggregate   Percentage
Principal Occupation    Occupation             Purchase Price         Interest
                       -----------------      -------------------   -----------

Bernard L. Schwartz   Chairman of the Board
                      of Directors and
                      Chief  Executive               0                 N/A
                      Officer

Michael B. Targoff    President and Chief
                      Operating Officer              0                 N/A


Howard Gittis,        Vice Chairman and Chief        0                 N/A
Director              Administrative Officer
                      of MacAndrews
                      & Forbes Holdings, Inc.
                      35 E. 62nd St.
                      New York, NY  10021

Robert B. Hodes,
Director              Counsel to                     0                  N/A
                      Willkie Farr & Gallagher
                      153 East 53rd St.
                      New York, NY  10022

Gershon Kekst,        President of Kekst and
Director                  Company, Inc.              0                  N/A
                      437 Madison Ave.
                      New York, NY  10022

Charles Lazarus,      Chairman and Director of
Director              Toys "R" Us,  Inc.             0                  N/A

                      461 From Road
                      Paramus, NJ  07652

Name and Position in                          Number of Shares
 addition to Present   Present Principal      Owned and Aggregate   Percentage
Principal Occupation    Occupation             Purchase Price         Interest
--------------------   -----------------      -------------------   -----------


Malvin A. Ruderman,    Professor of Physics,            0               N/A
Director               Columbia University
                       29 Washington Sq. West
                       New York, NY  10011

E. Donald Shapiro,     Professor of Law                 0               N/A
Director               New York Law School
                       57 Worth Street
                       New York, NY  10013

Arthur L. Simon,       Independent consultant           0               N/A
Director               971 Haverstraw Road
                       Suffern, NY  10901

Thomas J. Stanton,     Chairman Emeritus of National    0               N/A
Jr., Director          Westminster Bancorp NJ
                       240 South Mountain Ave.
                       Montclair, NJ  07042

Daniel Yankelovich,    Chairman of DYG, Inc.            0               N/A
Director               21 Holiday Point Rd.
                       Sherman, CT  06784

Laurence D. Atlas      Vice President, Government       0               N/A
                       Relations-Telecommunications

Robert E. Berry        Senior Vice President            0               N/A

Jeanette H. Clonan     Vice President, Communications   0               N/A
                       and Investor Relations

Michael P. DeBlasio    Senior Vice President and        0               N/A
                       Chief Financial Officer

Stephen L. Jackson     Vice President, Administration   0               N/A

Jerald A. Lindfelt     Vice President, Business         0               N/A
                       Operations

Nicholas C. Moren      Vice President and Treasurer     0               N/A

Name and Position in                          Number of Shares
 addition to Present   Present Principal      Owned and Aggregate   Percentage
Principal Occupation    Occupation             Purchase Price         Interest
--------------------   -----------------      -------------------   -----------


Harvey B. Rein           Vice President                 0              N/A
                         and Controller

Thomas B. Ross           Vice President,                0              N/A
                         Government Relations

Eric J. Zahler           Vice President, General        0             N/A
                          Counsel and Secretary

                                                                   SCHEDULE II

         Set forth below is the name, position, present principal occupation and amount of beneficial interest in the Common Stock, if any, of the directors and executive officers of Loral Satellite Corporation. Except as set forth below, the business address of each of these persons is c/o Loral Space & Communications Ltd., 600 Third Avenue, New York, New York 10016. Each such person is a citizen of the United States.

                Directors and Executive Officers of Loral Space &
                --------------------------------------------------
                               Communications Ltd.
                              ---------------------


Name and Position in                          Number of Shares
 addition to Present   Present Principal      Owned and Aggregate   Percentage
Principal Occupation    Occupation             Purchase Price         Interest
--------------------   -----------------      -------------------   -----------

Bernard L. Schwartz,    Chairman of the Board          0               N/A
Director                and Chief Executive
                        Officer

Michael B. Targoff,     President                      0               N/A
Director

Michael P. DeBlasio     Senior Vice President          0               N/A

Eric J. Zahler,         Vice President and             0               N/A
Director                Secretary

Nicholas C. Moren       Vice President and             0               N/A
                        Treasurer

Harvey B. Rein          Vice President and             0               N/A
                        Controller

                                  EXHIBIT INDEX


Exhibit 1         Principal Stockholder Agreement dated October 7, 1997

Exhibit 2         Agreement and Plan of Merger dated October 7, 1997

Exhibit 3         Joint Filing Agreement dated as of October 17, 1997